Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated May 29, 2008

TOYOTA MOTOR CREDIT CORPORATION
15NC1 6-Month USD LIBOR Range Accrual Notes (the "Notes")
Final Terms and Conditions

Issuer:			Toyota Motor Credit Corporation ("TMCC")

Ratings :		Aaa / AAA

Principal Amount:	$10,000,000
			(subject to increase prior to Issue Date)

CUSIP:			89233PY26

Trade Date:		May 29, 2008

Issue Date:		June 5, 2008

Maturity Date:		June 5, 2023, subject to Issuer's Call Option

Issue Price:		100.0%

Net Proceeds:		100.0%

Agent's Discount or Commission:		0.0%.  The Agent or its
affiliate will enter into swap transactions with TMCC to hedge TMCC's obligations under the Notes. The Agent and its affiliates expect to realize a profit in connection with these swap transactions.

Redemption Price:	100.0%

Interest Rate:		7.25% X (N/D) per annum; where,

	"N" is the total number of Business Days in the applicable Interest Calculation Period on which the Reference Rate is within the Reference Rate Range; and

	"D" is the total number of Business Days in the applicable Interest Calculation Period.

Day Count Basis / Business Day Convention:	30/360, Following, Unadjusted

Interest Calculation Period:	Quarterly from and including each
Interest Payment Date (or the Issue Date, in the case of the first Interest Calculation Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Calculation Period).

Interest Payment Dates:		Quarterly on the 5th of each March,
June, September, and December, commencing September 5, 2008, subject to Issuer's Call Option

Reference Rate Range:	0.00% < Reference Rate <= 7.00%

Minimum Interest Rate:	0.00%

Reference Rate:		6 month USD LIBOR
For any Business Day within an Interest Calculation Period,
the rate for deposits in U.S. Dollars for a period of 6 months which appears on Reuters Page LIBOR01 as of 11:00 a.m.
London time on such Business Day, subject to the Rate Cut Off.
Rate Cut Off:		The Reference Rate determined on the fifth
calendar day preceding the applicable Interest Payment Date
(or Maturity Date, as applicable) will apply to each of the remaining Business Days in the related Interest Calculation
Period.  If the fifth calendar day preceding an Interest
Payment Date (or Maturity Date, as applicable) is not a Business Day, then the Reference Rate in effect on the immediately preceding Business Day shall so apply.

Business Days For Payment:	A day that is both a New York
Business Day and a London Banking Day (each, a "Business Day")

Issuer's Call Option:		The Issuer has the right on every
Interest Payment Date commencing on or after June 5, 2009 (the "First Call Date"), provided that the Issuer gives 10 calendar days' notice to the investor, to call the Notes in whole, but not in part, at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any call of the Note by the Issuer.

Denominations:		$10,000 / $10,000

Calculation Agent:	Deutsche Bank Trust Company Americas

Agent:			Wachovia Capital Markets, LLC

Governing Law:		New York

Original Issue Discount:	No.  Please see "United States
Federal Income Tax Considerations" below.

United States Federal Income Tax Considerations:
Although the matter is not free from doubt, the Notes will, based on certain information provided by the Agent, be treated as "variable rate debt instruments" for U.S. federal income tax purposes, as described in the section of the prospectus supplement titled "United States Taxation - Material United
States Tax Considerations for U.S. Holders - Original Issue Discount."

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/
a2168048z424b3.htm


Risk Factors

    Investing in the Notes involves a number of risks. An investment in range accrual notes such as the Notes entails significant risks not associated with similar investments in a conventional fixed rate debt security, including, but not limited to, fluctuations in the Reference
Rate, and other events that are difficult to predict and beyond TMCC's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Ratings Do Not Reflect The True Risks Of An Investment In The
Notes.
    The credit ratings assigned to TMCC represent the rating agencies' opinion regarding its credit quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Amount Of Interest Payable On The Notes Is Uncertain And
Could Be 0.0%.
    No interest will accrue on the Notes with respect to any Business
Day on which the Reference Rate is outside the Reference Rate Range.
For every Business Day on which the Reference Rate is outside the Reference Rate Range, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if the Reference Rate is outside the Reference Rate Range with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.

The Notes May Be Called At The Option Of TMCC, Which Limits
Your Ability To Accrue Interest Over The Full Term Of The Notes.
    TMCC may call all of the Notes for payment on each Interest Payment Date commencing on or after the First Call Date. If TMCC calls the Notes, you will receive only the principal amount of your investment in the Notes and any accrued and unpaid interest. In this case, you will not have the opportunity to continue to accrue and be paid interest to the Stated Maturity Date of the Notes.

The Levels of 6 Month USD LIBOR May Affect TMCC's Decision To Call The Notes.
    It is more likely that TMCC will call the Notes prior to the Stated Maturity Date if the levels of 6 Month USD LIBOR result in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity. If TMCC calls the Notes prior to the Stated Maturity Date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

The Yield On The Notes May Be Lower Than The Yield On A
Standard Debt Security Of Comparable Maturity.
    The Notes will bear interest at a rate of 0.0% per annum with respect to any Business Day on which the Reference Rate is outside the Reference Rate Range. As a result, if the Reference Rate is outside the Reference Rate Range for a substantial number of Business Days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period may be less than what would be payable on conventional, fixed-rate redeemable notes of the Issuer of comparable maturity.

The Reference Rate On The Fifth Calendar Day Preceding The Applicable Interest Payment Date (Or Maturity Date) Will Be The Rate For The Remainder Of That Interest Calculation Period; Provided That If Such Day Is Not A Business Day, Then The Reference Rate In Effect On The Immediately Preceding Business
Day Shall So Apply.
    Because the Reference Rate for the Business Day occurring on or immediately preceding the fifth calendar day prior to an Interest
Payment Date will be the Reference Rate for the remainder of the related Interest Calculation Period, if the Reference Rate for that Business Day is not within the Reference Rate Range, no interest will be paid on the Notes with respect to the remaining Business Days in that Interest Calculation Period, even if the Reference Rate on any of the subsequent remaining Business Days were actually within the Reference Rate Range.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For
Which They Were Originally Purchased.  Some Of These Factors Include:
      *	Changes in the level of the Reference Rate
      *	Volatility of the Reference Rate
      *	Changes in U.S. interest rates
      *	Redemption feature
      *	TMCC's credit rating, financial condition and results

Historical Performance Of The Reference Rate Is Not An
Indication Of Its Future Performance.
    Historical performance of the Reference Rate should not be taken as an indication of the future performance during the term of the Notes. Changes in the level of the Reference Rate will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall.

Inclusion Of Commissions And Projected Profit From Hedging Is
Likely To Adversely Affect Secondary Market Prices
    Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase
Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude the projected profit included in the cost of hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR(r) on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Wachovia Capital Markets, LLC by calling toll free 1-800-326-5897.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or
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